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SECI MISSION

09055375

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo	Ohio	43617-1112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350	Toledo	Ohio	43623
(Address)	(City)	(State)	(Zip Code)

PROCESSED

FEB 25 2009

THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

KATHLEEN A. RESSLER
Notary Public
In and for
the State of Ohio
My Commission Expires
January 4, 2012

Kathleen A. Ressler
Notary Public

Dock D. Treece Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Treece Financial Services Corporation

1/30/2009 9:00 AM

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Table of Contents

Independent Auditors' Report 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Shareholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 9
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission 10
Independent Auditors' Report on Internal Control Structure 11

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

Shareholders
Treece Financial Services Corporation

We have audited the accompanying statement of financial condition of Treece Financial Services Corporation (the "Company") as of December 31, 2008, and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mira + Kolena Ltd.

Toledo, Ohio
January 16, 2009

Treece Financial Services Corporation

Statement of Financial Condition

December 31, 2008

Assets	
Current assets:	
Cash	$ 47,384
Investments	141,402
Federal income taxes refundable	2,452
Notes receivable - affiliated entity	35,000
Accounts receivable:	
Commissions	1,100
Interest - affiliated entity	900
	2,000
Prepaid expenses	4,983
Deferred federal income taxes	240
Total current assets	233,461
Other assets - deferred federal income taxes	7,593
Total current and long-term assets	$ 241,054
Liabilities and Shareholders' Equity	
Current liabilities:	
Commissions payable	$ 697
Federal income taxes payable	2,704
State income taxes payable	780
Total current liabilities	4,181
Shareholders' equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	226,873
Total shareholders' equity	236,873
Total liabilities and shareholders' equity	$ 241,054

See accompanying notes to financial statements.

Treece Financial Services Corporation

Statement of Operations

Year Ended December 31, 2008

Revenues:	
Commissions	$406,131
Interest and dividends	10,308
Net realized and unrealized losses on investments	(119,115)
	297,324
Expenses:	
Commissions	243,679
Administrative fees	69,908
Professional services	23,678
Regulatory fees	5,774
Investment management fees	3,464
	346,503
Loss before income taxes	(49,179)
Provision (credit) for income taxes:	
Federal:	
Current	5,785
Deferred	(15,833)
	(10,048)
State	463
	(9,585)
Net loss	$ (39,594)

See accompanying notes to financial statements.

Treece Financial Services Corporation

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2008

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2007	$ 10,000	$ 266,467	$ 276,467
Net loss		(39,594)	(39,594)
Balance at December 31, 2008	$ 10,000	$ 226,873	$ 236,873

See accompanying notes to financial statements.

Treece Financial Services Corporation

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (39,594)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Net realized and unrealized losses on investments	119,115
Deferred federal income taxes	(15,833)
Changes in assets and liabilities:	
Federal income taxes refundable	(2,452)
Commissions receivable	1,743
Prepaid expenses	(4,983)
Commissions payable	(1,009)
Accrued liabilities	(3,547)
Income taxes payable	(2,516)
Net cash provided by operating activities	50,924
Cash flows from investing activities:	
Proceeds from the sale of investments	106,141
Proceeds from notes receivable	35,000
Purchase of investments	(159,836)
Advances under notes receivable	(35,000)
Net cash used in investing activities	(53,695)
Decrease in cash	(2,771)
Cash at beginning of year	50,155
Cash at end of year	$ 47,384
Supplemental cash flow information:	
Cash paid during the period for income taxes	$ 10,184

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits. All of the Company's revenues are related to transactions involving mutual funds. In addition, the Company received substantially all of its revenues from one mutual fund Company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis.

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis.

2. Investments

Investments at December 31, 2008 are as follows:

	Cost	Market Value	Unrealized Losses
Franklin Templeton Investments Mutual Funds	$ 192,024	$ 141,402	$ 50,622

Gross unrealized losses at December 31, 2008 were $50,622.

Treece Financial Services Corporation

Notes to Financial Statements

December 31, 2008

3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. There was $7,833 of deferred federal income tax assets at December 31, 2008 which primarily related to unrealized losses on investments.

4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $35,000 at December 31, 2008 including interest at 9% and are due in 2009. Interest income on these notes of $3,150 was recognized in 2008. Interest receivable under these notes was $900 at December 31, 2008.

The Company paid investment management fees of $3,462 to a company affiliated through common ownership. The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed at an amount agreed to by both parties for personnel, facility and office expenses. Administrative fees of $57,908 were incurred in 2008.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2008 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $164,495 and an aggregate indebtedness ratio of .03 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corporation

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2008

Net capital:	
Total shareholders' equity	$ 236,873
Deductions of nonallowable assets:	
Federal income taxes refundable	2,452
Notes receivable	35,900
Prepaid expenses	4,983
Deferred federal income taxes	7,833
Haircut on mutual fund	21,210
	72,378
Net capital	$ 164,495
Aggregate indebtedness	$ 4,181
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 159,495
Ratio - aggregate indebtedness to net capital	0.03 to 1

Treece Financial Services Corporation net capital reported in Part II of Form X-17A-5 as of December 31, 2008 agrees to the net capital of $164,495 reported above.

END